Exhibit 99.6
WIPRO LIMITED
Investors/Analysts Conference Call for the quarter ended June 30, 2007
6:45 PM Indian Standard Time, July 19, 2007
Participants — Wipro Management
•	Azim Premji, Chairman

•	Suresh Senapaty, Executive Vice President — Finance & CFO

•	Dr. A Lakshman Rao, Chief Operating Officer

•	Sudip Banerjee, President — Enterprise Solutions SBU

•	Girish Paranjpe, President — Finance Solutions SBU

•	Suresh Vaswani, President — Wipro Infotech and Global Service Lines

•	Pratik Kumar, Executive Vice-President — Human Resources

•	Ramesh Emani, President — Product Engineering Solutions SBU

•	Sudip Nandy, Chief Strategy Officer

•	T.K. Kurien, Chief Executive — Wipro BPO

•	Sridhar Ramasubbu, CFO, Americas & Europe

•	R Rajesh Ramaiah, Corporate Treasurer
Moderator
Ladies and gentlemen thank you for standing by and welcome to Wipro earnings call for the quarter ended June 2007. At this time all lines are in a listen-only mode. Later there will be a question and answer session and instruction will be given at that time. If you do need assistance during the call today, please press the star (*) followed by the zero (0) and an operator will help you offline. As a reminder today’s call is being recorded. At this time I would like to turn the conference over to Sridhar Ramasubbu, please go ahead sir.
Sridhar Ramasubbu
Thanks Kent and thanks everyone for joining us for Wipro’s first quarter results and earning call for quarter ended June 30, 2007. Jatin, Lalith, and Rajesh from the IR team at Bangalore join me in conveying our warm welcome to all of you. With us today we have Mr. Azim Premji, Chairman, Mr. Suresh Senapaty, CFO, and other members of senior management team including the BU heads. I hope you have had an opportunity to review the press release we issued today morning under US GAAP.
Let me give you quickly the agenda for today’s call. Azim Premji will share his thoughts on our performance and prospects and Suresh will take you through the financial highlights of this quarter. As a reminder, when we discuss our results in today’s call some of the issues we discus may be forward-looking and I would like to advice you that these statements may be subject to known and unknown risk and uncertainties that could cause actual results to vary materially. These risk and uncertainties are discussed in detail in our filings with SEC. Wipro assumes no obligation to update the information presented during this call. The call is scheduled for an hour. The entire earnings call proceedings are being archived and transcripts will be made available after the call at www.wipro.com. I am online on e-mail and if you have a specific question which you are unable to ask please send me a mail and we will address those question as well at the end of the Q&A. Now with that let me turn over the call to Mr. Azim Premji, Chairman Wipro.
Azim Premji
Good morning to all of you all. By now you would have seen and absorbed our results for the quarter ended June 30th 2007. While the management team would be happy to answer queries, I would like to take some time before that to share some of our thoughts on our performance and our prospects.
The results for the quarter are satisfying considering the strong head wind faced by us in the form of appreciating rupee. Revenue from our global IT services at $726.1 million for the quarter were ahead of our guidance of $711 million. Our IT services business continues to witness broad-based growth across verticals, geographies and service lines. Our growth in revenues was primarily driven by strong volume growth across our business units. Our differentiating services, Technology Infrastructure Services and Package Implementation, grew over 50% year-on-year. Our Business Process Outsourcing and Testing delivered growth in excess of 40% year-on-year. Amongst our verticals we saw strong growth in Financial Solutions, Telecom Service Providers, Manufacturing, and Technology Media Transportation, and Service verticals. On the operational front we improved utilization by more than 400 basis points, which helped us to partially mitigate the impact of rupee appreciation and additional sales and marketing investments.
Our new client addition continues to be robust and we had a good set of wins during the quarter for our Technology Infrastructure Services, BPO, and Package Implementation including a multiyear total outsourcing deal of $130 million. Our India, Middle East and Asia PAC IT business recorded strong year-on-year growth of 51% and profit before interest and tax (PBIT) growth of 42%. Wipro Consumer Care and Lighting also grew well with a year-on-year revenue growth and PBIT growth of 35% and 32% respectively. During the quarter our Consumer Care and Lighting business took a big leap by acquiring Unza, South East Asia’s leading personal care company. This is an important step to the business as we see large opportunities in the emerging Asian economies. Unza has a set of strong brands and excellent management team and overall is a great fit to our consumer care business. The growth rates they have achieved during past are commendable and the profitability is amongst the best in the industry. Our focus in each of our businesses is to drive growth ahead of the industry growth rates and maintain margins at the top end of the respective segments. To achieve this we have been focusing on both organic and inorganic investments and our endeavor is to continue with this strategy.
To sum up, the demand environment continues to be robust and we see good traction with our existing customers. We are investing in newer markets and service lines to drive growth and that combined with our focus on driving operational improvements will help us achieve our vision of global leadership. I would now request Suresh Senapaty, our CFO, to comment on financial results before we take questions.
Suresh Senapaty
Good morning to all of you at United States and good evening to all of you in India and Asia. Let me comment by highlighting the fact that for the convenience of the readers our US GAAP financial statement has been translated in to dollar to the noon buying rate in New York City on June 29th for cable transfers in Indian rupee as certified by the Central Reserve Bank of New York, which was 40.58 rupees a dollar. Accordingly revenues of our Global IT services segment which was $726.1 million or in rupee terms Rs. 29.4 billion appears in our earnings release at $725 million based on the convenience translation.
I will touch upon areas in our performance in financials that will be of interest to you all. Global IT services revenues for the quarter of $726.1 million included $662.3 million from IT services and $63.8 million from BPO services. The sequential revenue growth of 5.1% in global IT services segment comprised of 4.9% growth in the revenues of IT services and 7.1% growth in revenues of BPO services. Sequential revenue growth of 4.9% in IT services was driven by volume growth of 6.5% while blended pricing declined by about 0.2% on quarter-on-quarter.

On the foreign exchange front, our realized rates for the quarter was 40.51 versus rate of 44.04 realized for the quarter ended March 31st 2007. As this period end after assigning to the assets on the balance sheet we have about $400 million of contracts at rates between 40.42 and 45.72. As of June 30th, 2007, a gain of Rs. 350 million relating to changes in fair value of forward contracts or options designated as hedge of the forecasted transaction is included as a component of other comprehensive income/loss within stock holders equity.
During the quarter we added 39 new customers, 9 of which were Fortune 1000. The number of customers in the 50 plus million dollar bracket increased from 8 to 10 during the quarter, while the number of customers in the more than a million dollars bracket increased by 19 to 281.
Gross utilization improved by more than 400 basis points to 67% during the quarter. We have got decent response from customers with respect to price increase. During quarter we increased our sales head counts and spent additional dollars on sales conference and customer event. Rupee appreciation impacted margins by 340 basis points which was partly offset by utilization and other operational improvements.
Our BPO business delivered an EBIT margin of 22.6% despite being impacted significantly due to rupee appreciation. This was driven by price increases, cost reduction initiatives in telecom and transportation cost, and improvement in seat utilization. For the quarter ending September 2007, we expect volume led growth with stable price realization. We will affect wage increase to our offshore-based employees during the quarter. We expect to offset impact on account of wage increases through operational improvement. We will now be glad to take questions.
Moderator
Great, thank you very much, and ladies and gentlemen if you do wish to ask a question please press the * followed by the 1 on your touchtone phone, you will hear tone indicating you have been placed in cue and you may remove yourself from cue by pressing the pound key. If you are using a speakerphone you may need to pick up your handset before pressing the * then 1. So again, if you have a question please press * then 1 at this time. And our first question this morning comes from the line of Joseph Foresi with JMS. Please go ahead.
Joe
Hi guys nice job, sort of difficult quarter. My first question is dependence on service the new focus here has been on sustaining net margins given that the operating margins are going to come in lower due to the rupee. I was just wondering if you guys have any thoughts on that in relation to your business?
Suresh Senapaty
Since you have brought the issue of competitors the way to look at how the others competitors have communicated, while we are talking about a operating margin decline of about 2.2%, if you were to split that between operating margin and other income, the operating margin impact would only be 1%, the balance would be on the other income side, because though the overall foreign exchange impact has been 3.4 if you do a split of that between the operating margin and other income, it will be about 2% and 1.4%. Again the 2% of operating margin decline is only 1% because we have been able to recover through operational improvement about 1%. So this will be overall impact and going forward we are going to give a wage hike effective 1st August which will impact about 140-150 basis points in the coming quarter, and we think we will be able to mitigate that with a positive bias so far as operating margins for the current quarter is concerned.
Joe
Okay, just talking of revenue growth, look like Product Engineering was a little bit slow this quarter. Any comments on what is going on in that particular business and can we expect it to accelerate back half of the year?

Ramesh Emani
The story on the Product Engineering we should see it from two perspectives, one is from the Telecom OEMs and other one is the all other verticals. From Telecom OEMs some sense of slowness what we have been seeing for the past 4 quarters, we think we are reaching in some sense end of that because we have seen for the first time in this quarter a positive billable growth in the telecom OEM market compared to a continuous negative in the last 4 quarters, so we think this should be though it is a small increase it should be a good sign for us to work on. If I look at the other market segments we have seen very good performance and that is how you may say we have been flat in terms of the product engineering otherwise it would have been negative, because we saw very good growth from the automotive and the medical electronics business. Both of them have done very well in the last 2 quarters. Another slightly challenging area in the engineering space is from the Telecom equipment vendors, there again we are seeing a flat kind of a scenario and so we have effected our performance in the Product Engineering side, but however, I do want to bring the very positive news from the telecom service providers segment. We have had a very good growth of about 20 point some percentage point growth in that area. It is an excellent growth and we think that growth should continue.
Joe
Okay my last question. Just on the attrition rate, it actually comes back up for you guys. If you can just give us a little color on that and where you are expected to go going forward? And thanks guys.
Pratik Kumar
Our attrition in Q1 always has seen certain seasonality, and this year in particular we have seen a spike in the percentage of people who have gone for higher studies which is not very uncommon to see in Q1 because all the admissions open up around this time for students who want to pursue higher studies, that’s one. Two is as Suresh was sharing a little while earlier, typically we have been effecting our offshore salary increase in the beginning of Q3, unlike some of our own industry peers who do it at the start of the financial year which used to expose us to extent we used to be vulnerable on that count because of that gap and that is one reason why we have advanced it and made it effective by August. The third reason being that this is also a performance cycle so we do see a certain percentage of exit which happens because of people who fall in the quadrant where they have to be counseled out. Having said that, from where we are right now, we are definitely hopeful and in the coming quarter we should be seeing the number reversing.
Joe
Great. Thanks guys.
Moderator
Thanks. We have a question now from the line of Julio Quinteros with Goldman Sachs. Please go ahead.
Julio
Thanks guys. Good evening. Just to wanted to follow-up on Joseph’s question there regarding some of the slower performance in couple of segments. Does that also relate to the slow down on the US side, I am looking at a flat quarter-over-quarter result as well as deceleration of 26% growth in the March quarter to about 17% in the USA. Is that also tied to the product side, or there is something else going on the US for you guys?
Suresh Senapaty
So far as the US is concerned the growth has been very good we have seen growth of about 7% sequential and if you look at the previous quarters in Q4 of last year we did about 8% sequential and Q1 of last year we have done about 6% sequential, so which means on a YoY basis we grew 35% and for the full fiscal 06-07 we grew 33% so far as US is concerned in dollar terms. So what you are seeing is primarily in the rupee terms but in dollar terms there has been growth between 33 and 35% so far as US is concerned.
Ramesh Emani

Julio I thought I will add to the previous question on the telecom equipment vendors market, we did indicate even in the last quarter analyst call that we are going to see some uptake in that in the second half of the year and we still maintain that.
Julio
Great, thanks.
Moderator
Thanks. We have a question now from the line of Trip Chowdhry with Global Equities Research. Please go ahead.
Trip
Thank you. Again congratulations on my end on a very good execution in a very tough environment. I have two questions, the first let me put a comment and I would like if Suresh can comment on it, like I have been talking to many economist in India and what they are telling is Indian economy is growing between 8-10% every year and probably it will continue for the next 10 years and that would in a way jump start the secondary industries in India, specially the infrastructure roads, bridges and everything and they need to grow between 10% and 20% every year, and because of that the foreign investment in India will continue to occur and that will continue to strengthen Indian rupee and according to the people that I have been speaking to in India they tell me within 2-3 years expect the exchange rate rupee versus dollar to be around Rs. 35 equals one dollar. I was wondering in that situation say 2-3 years out, if Indian rupee does become Rs. 35 equals one dollar right now it is I think around Rs. 40 equals one dollar, is Wipro positioning itself for that kind of scenario, and what is the worse case situation we can have in terms of operating margins and then I will have a follow up question.
Suresh Senapaty
Good question you put, I think the issue here is most of the money that is coming in to India is because India story is a good story, because of lot of infrastructure investments are happening and so on so forth, therefore the money that is coming in the form of FIIs, money is coming in the form of FDIs, private equity and also to be able to facilitate this large investment that the Indian economy needs also in the form of External Commercial Borrowing, but what we are seeing over the last one year is the size of the external commercial borrowing that has been coming in is substantial, and while some of the projects for which this commercial borrowings are brought in takes enormous time for the money to be spent, for example, there are environmental clearances, there is land that you need acquire to set up and use that money, so if the dollar is coming in with the view that the dollar gets spent you would not have that surplus dollar which could impact the rupee. It is only because in the current situation the going is good, lot of money is coming in but the spends are not in the same pace at which it is coming in, it is having this particular impact, and I am sure there are lot of discussion that is happening in the Reserve Bank of India and Ministry of Finance who are going to plug this whereby this extra dollar getting converted into rupee and putting pressure on rupee to appreciate whereby the export become noncompetitive will be avoided. We are looking forward to some of such policy decisions in the near term that are likely to come. So net-net as and when these get removed in the form of environmental issues or the land issues etc., the dollar that will be coming in for project financing will get spent and hence it will not impact the rupee as we have seen in the past 3 month particularly. Also earlier Reserve Bank of India was using to buy dollars, but because of the inflationary condition that the Government of India has seen there was a holdback with respect to this particular aspect in the last 3 months, and hence you are seeing this particular situation. And therefore on a medium to longer term we do not think the dollar would come in to India without being spent in the form of infrastructure and projects. Therefore the pressure will not be more than what the GDP growth of both economies delta is reflected in the exchange and nothing more than that.
Trip
Perfect, a follow-up question is regarding the tax holidays, any update from the government policy regarding tax holidays and also when you are conversing with the Finance ministry in India are you getting a sense of any change in financial policy of Indian Government, because there has been a lot of chatter in the political circles like the ruling party did lose some elections and because of that the focus of financial policy will be catered towards the farming sector and anything you can influence so that the Indian government doesn’t side track the IT sector? And that’s all. I know these are difficult questions if you don’t want to answer those, you know, feel free to not answer, that is fine, but all the best for very good execution.
Azim Premji
Well, why don’t we answer them on a one to one basis. SEZ policy very much continues, not only our individual company is getting SEZ approval but also parts where the companies do not set up independent SEZs are also available for companies to go into SEZ. So, continuity of some of the exemptions which the industry is seeing today is likely to continue assuming industry jumps on to the SEZs which most of us are doing.
Suresh Senapaty
So therefore bottom line, no change in the tax policy we are seeing, and so far as the focus on the other parts farming etc is concerned more and more people are thinking that the economy is already developed. So they will not require any government support for it to run.
Trip
Thanks.
Moderator
We have got a line of Moshe Katri with Cowen & Company. Please go ahead.
Moshe
Good execution, good quarter. Couple of questions; first, you talked a bit about pricing, I think sequentially pricing was down I think roughly I don’t know 100 basis points, talk a bit about some of those factors, may be talk a bit about your ability to raise bill rates on existing and new engagements, is there is anything changed since last quarter and then may be you can also talk a bit about some of the leverage in your model, you did say that you expect to be able to offset the fact that you will be raising wages next quarter, and finally also may be talk about the competitive landscape. Thanks.
Suresh Senapaty
Before I request Sudip Banerjee to explain the pricing front just to say that in Q1 we saw a 20 basis points reduction in the pricing and that also is not on the coupon rate but primarily for the mix of customers that we have. So with that particular correction I would request Sudip Banerjee to answer on the pricing environment.
Sudip Banerjee
Yeah Moshe, this is Sudip. Let me just take the first point, which is on pricing. I think in the last 6 months we have seen pricing steadily moving up and in a way which is being faster than what we have done, and in the last 3 months after we have seen the impact on account of appreciation we have gone back much more aggressively to all our customers for increases in different ways, so increases on the coupon rates, increases in converting a lot of more projects into fixed price and thereby increasing the realization on them, increases in terms of also looking at certain areas, for example, when a person was moving from one category to the another category of experience which is how the pricing has been structured in the past not immediately got and realized , so those are all the actions which we have taken. Much of the flow through of those will be seen in the coming quarters. We are also aggressively going to get with many of customers add on the price increases and have been successful in a few cases.
Coming to the competitive environment, the competitive environment continues to be strong, we have good competition from the global players who are now actively engaged in the same region that we are pursuing. We also have the local Indian peers with whom we continue to compete, but the good news is that the momentum and the market shift is very strong and that is seen in a number of deals that are going on, the number of customer visits that are taking place, the number of RFPs and RFIs that we are responding to, so overall we see a very strong environment as we head into Q2 and beyond.
Moshe
You have also indicated that you are planning to offset, you should be able to offset some of the wage increases next quarter. Talk a bit about some of those levers in the model.
Sudip Banerjee
Well, in the current quarter we have utilization improvement by 4%, so 400 basis points improvement; we think there is huge head space in that area, that is one lever. The second lever obviously we talked about is pricing. The third lever that we have on our operations side is more fixed price contracts to be instituted. The fourth lever that we have is on the mix of people that we use for projects which we refer to as the bulge mix, which is basically the number of people who are low experienced and who could do the same job and who come at a lower cost. So we are using all those operational levers to make sure that we will offset the wage increase which we have about 140 basis points in the current quarter.
Moshe
Thanks.
Moderator
Next is the line of Mark. Please go ahead.
Mark
Thank you and good morning or good evening, and nice to have you on the quarter. Question regarding attrition, how much of the attrition this quarter would be in the category of forced attrition?
Pratik Kumar
About 1.4%.
Mark
Okay great.
Pratik Kumar
What we call involuntary.
Mark
Right, and then your comment on with the mix of inexperienced people being a driver to offset the wage inflation, can you give me a sense of the mix of newer people or freshers in the quarter versus where you were in year end?
Pratik Kumar
Last quarter we had more than 80% of the people we hired which were campus hires, and the current quarter also we have a substantial campus people who will be joining in the current quarter, but that also will basically be a component of our net hires, so like this over a quarter over quarter we should be overall able to improve our mix much better.
Mark
Okay, and then the other question that I have is regarding your comments on utilization, what do you think the sustainability of the current levels of utilization, sounds like you think you can make it even go higher, Suresh your thoughts there. Thanks.
Suresh Senapaty

We think that there is still head space on the utilization front, current utilization without the support head count is now be about 74%, and we think that there is some more head space in that area.
Mark
Thank you.
Moderator
Our next question is from the line of Ed Caso representing Wachovia, please go ahead.
Ed
My question revolves around your ability to get H1 visas, how you are sitting for the next year’s and the year beyond that, efforts both in India and in Washington DC to may be correct on the long-term issue?
Pratik Kumar
The line was little faint; so correct me if I have not heard the question right. Your question primarily is around how we are tackling the H1B visa issue?
Ed
And the first part is do you have adequate supply in H1 visa over the forward 12-18 months, and then what efforts that the industry doing to deal with this issue?
Pratik Kumar
Okay, so on the first part of the question obviously this time the number we had applied for and against that the number we got was lower than what we would have hoped for, but given the fact that we have some inventory of H1B available with us I think we are fine for this particular financial year and we should be able to manage without any hick up there. Your second part the question with regard to what is the industry doing, there is something which as an industry group we have been trying to work out with the people who can possibly influence and eventually take the decision on the need for this to enlarge and there was a absolutely clear requirement in the demand which we saw it happening this year as well where right on day 1 and within a week of that all the applications got consumed. The second part of our own strategy which is specific to Wipro we do believe that as an organization we cannot be having a model which is so overly dependent on the visas alone, so what you would beginning to see going forward from Wipro’s end is that we will begin to engage with on a selective basis, customer lead, hiring local employees in the geographies where we operate and is not restricted to just one country, it could be across in Europe as well as in United States.
Ed
Can you talk a little bit about the acquisition?
Azim Premji
This would be displacing the employees recruited from India in terms of H1B visas, so that then it will not add to our cost structure, I think it is important to realize. This was some of the locations also which we are now locating to set up the excellence centers, which hire local college students and then we train them through our system and then take them back there. Regions which are not parts of large cities but are smaller cities the residents are very eager to create employment and therefore are willing to give us quite substantial support in terms of funding parts of our requirements.
Ed
I have the question that is around the acquisition and you just made a large acquisition in the non IT area, I was wondering if there was sort of a change in the strategy at that top of the house and may be move away from IT and BPO as far as acquisition is concerned?
Suresh Senapaty

No, I think our strategy is we are in the global IT business, we are in the Indian IT and Middle East and Asia PAC business, we are in Consumer Care business, and we are in Infrastructure engineering business, we are in these businesses only because we have the leadership status, we will continue to maintain that leadership status and grow, and objective is to be present in these businesses and grow faster than the industry growth rate that we are there. In consumer care has been as you know our traditional business, how we started the business and company, it has been doing pretty well, it has been growing in excess of 35% for the last 2 to 3 years, and as a part of our strategy it was to take this part of the business beyond Indian territories and with respect to that we thought this is a good execution to be able to role back, however, overall this if you look at the non IT part of the business its still not very significant with respect to the total Wipro corporation. Just to give you a little bit of highlight Vineet Agarwal will give you little bit of insight on this particular transaction.
Azim Premji
Vineet is our President for Wipro Consumer Care & Lighting.
Vineet Agarwal
Good evening. Our Consumer Care and Lighting business has grown 33% in this quarter and last year we grew at 36%. Our return on capital employed has been 42%, and it has been a cash generating business and grown well ahead of the industry at least 2 times the industry for the last 3 years. In terms of the acquisitions, the Unza acquisition, the size of the acquisition is about $153 million US is the size of the company with critical presence in 5 countries like Malaysia, Vietnam, Indonesia, and China and you would know that Indonesia, Vietnam, and China are faster growing economies than other parts of South East Asia. So to that extent we expect that we would continue to grow faster than the industry even in South East Asia. In terms of operating margins that company has an operating margin of 12%, which is in line with other FMCG companies in South East Asia.
Suresh Senapaty
But just to rearticulate that we want to continue to grow in the IT business, but this growth is not at the cost of the IT business growth. IT business will be growing organically as well as inorganically as has been our strategy so far and we will continue to be like that.
Ed
Thank you.
Moderator
We will go to line of George Price
George
Hi, thanks very much. First I was curious what was the impact to rupee-based revenues from currency?
Rajesh Ramaiah
It is Rs. 2570 million which is equal to 8% of our revenues.
George
Okay and in terms of the pricing increases that you discussed how long will those pricing increases take to role to your bulk of business do you think, I mean what is the reasonable kind of on an annualized basis what is the reasonable pricing benefit that you know we should expect?
Suresh Senapaty
Look it is difficult to give that specific guidance on pricing per se but we can tell you that based on the past experience we have been able to get customers at better pricing than we have at a WT average level and also our ability to take prices up at the phase of renewal has been decent apart from what my colleague Mr. Sudip Banerjee stated that there has been some few cases where we have gone to the customer out of turn and customer have responded favorably for us to be able to meet with this challenge. We are seeking more and more such support, more and more such positive responses from our customers to be able to deal with this situation that we faced in Q1 with respect to foreign exchange, rupee appreciation, and we think over a period of time we should be able to mitigate the entire disadvantage that we went through in Q1.
Azim Premji
Let also Kurien who is our Chief Executive of our Wipro BPO business give you some fit in terms of how we are tackling the pricing problems in Wipro BPO, because there the business is almost completely local in terms of our P&L account, in terms of expenses, the hit is even more than it is there in the software services.
T.K. Kurien
Hi, this is T.K. Kurien. So let me just give you a quick run down of what we have done in the BPO business. The impact in the top line of a 9% depreciation on the rupee will really translate in the 7% in terms of operating margin, so what we have done is we have done two things, 2 years ago we started changing our mix and we began to sell more and more integrated deals, and at the end of last quarter we were 40-45% in terms of total number of deals and contribution to the total top line, and that in turn brought about significantly better pricing. The second thing that we have done in the back end is that we have worked on our utilization and having said that even though we have improved our seat utilization by roughly about 6 percentage point what we have done is that we have also increased our bench size to take care of future business going forward, so while our bench has gone up by almost 900 people, that is our training bench, our seat utilization is actually offset the cost of the training bench. In turn what we have also done is that we have also done significant amount of work in terms of cost reduction, we have centralized a lot of cost at the back end and we have managed to drive significant productivity just in terms of cost both in large infrastructure cost we have like telecom. We have also on a selective basis gone back to the customers and got price increases and our view is that wherever the customer is going to listen to a price increase scenario it means that you are delivering value to the customer, and most of our customers have been pretty receptive to the price increase whenever we have asked them for a price increase. So that is pretty much what we have done. Net-net on a Indian GAAP basis, we reduced the impact down to a little more than 1.6%, and on a US GAAP basis about 2.4%, that has really been the impact to our bottom line, but if you look at the other BPO that have declared result till now our operating margins are probably the highest.
George
One follow up to just may be the comment about talking your customers and then being generally receptive, can you comment broadly on you know how receptive your customers are to pricing and you know if there are more or less receptive I guess when you are talking to them in terms of pricing driven by wage cost and availability of resources versus I do not know if you have gone back and then also said hey you know current is moving against us, may be you haven’t, but you know are they more or less receptive to different issues when you go back to them on price? Thanks.
T.K. Kurien
Well, I can just talk to the BPO piece and then I will ask Sudip Banerjee to respond to the IT component, but what we have seen which is in the BPO side is that if you go back to the customers and tell them that the dollar has moved against you, that is normally not a very good reason to get a price increase, fundamentally it has to be driven by performance, it has to be driven by value, and it has to be driven by the fact that you are facing competitive pressures which can effect the customers business. I think that is normally the rationale that you would use. The dollar movement against the company itself is not necessarily a very good reason to go ahead and ask for price increase, I mean we can ask for it you may not necessarily get it, so it has to be driven by value, it has to be driven by other competitors, and it also has to be driven ultimately by the cost pressure that you see that will effect its delivery, and I think those are the three things key in the BPO business.
Azim Premji

Girish you want to give some comments on prices. Girish is President of Financial Solutions.
Girish Paranjpe
Hi. I think Kurien has summarized it that ultimately it is people retaining people and the cost pressure that have come because of wage hike which are the easiest ones to convince clients on, and the other is of course we are doing you know higher quality work and getting more value added in assuming some amount of which in outcome based engagement.
George
Thank you very much.
Moderator
Thanks. We have a question from the line of Ashish Thadani. Please go ahead.
Ashish
Yes good evening. I was wondering if you could comment on the likelihood that the work week may be extended to counter some of the prevailing margin pressures and to what extent?
Pratik Kumar
I know we have heard reports of similar kind of papers, just want to clarify that there is no such move which either has been contemplated or has been done. In many instances where we do end up working and working additionally those are completely customer led situations along some deliverables, but otherwise that is not something which is on the cards any time in the near future.
Ashish
Okay that is helpful, and it also appears that there was a fairly significant forex loss of about $21 million, could you explain how that came about in this environment?
Suresh Senapaty
Yes, I think the very fact that the rupee appreciated by about 9% against the 44.04 as we got in Q4 I think 3.5% in Q1, so that is a significant drop and that has impacted our margins by about 3.4% including the translation and the hedges. So net-net more than about 1% has been recovered through the operational efficiencies so that impact was only 2.4%.
Ashish
Okay.
Suresh Senapaty
Also, Ashish compared to many of the peers we have a cash flow hedge accounting, so we have about Rs. 350 million in the OCR in the balance sheet which will flow to our P&L in those quarters in which that transaction has been forecasted for. So companies who do not have this kind of an accounting would have traditionally put this into the P&L and that would have an impact of about 1.1%, which means if we were not to be following cash flow hedging the profits will go up by Rs. 350 million which will improve the operating margin by about 1.1%, and the third leg is that in Q4 our realization for dollar was superior to some of our peers, and that itself also had an advantage about half a percentage points, 50 basis points of advantage in Q4 and about 110 basis points of in the money OCI that we are carrying through that is about 1.6, so if you net that off 3.4 it gets about 1.7, which is similar to some of our peers.
Ashish
Okay that certainly explains, finally it appears that the tax rate might have been a little lower than certainly what we were projecting; was there any unusual item and what should we look for in future periods?
Suresh Senapaty

You can look for the similar rate as what we have seen in Q1 with 1 or 2% variation.
Ashish
Okay, thank you very much, and good luck.
Moderator
Thanks. We have a question now from the line of Samad Masood with Ovum. Please go ahead.
Samad
Hi guys, I am really not wanting to focus on the financials too much, I really wanted you to give me some understanding as to why your performance was so out of line from that of Infosys and TCS in particular, which had both top line and bottom line growth. If it is particularly interested in the top line growth being significantly lower than I expected the growth of significantly lower than the other players. Understand their hedging strategies might play into this, but you also mentioned that and I just wanted to check this we have seen a 20 basis point reduction in pricing over this quarter, this is in a quarter which your two competitors saw a 3 to 5% increasing in pricing, and I really need to understand what is going on here.
Suresh Senapaty
First of all you should remember we had given a guidance of $711 million, we delivered about $726 million, which is about 2 percentage points better than what we had guided. Also if you look at the growth that we have seen in the enterprise, 42% YOY, and in the financial services we have got 43% YOY and in the telecom service provider space we have got 45% YOY. In the product engineering space that we talked about and particularly in the two segments which is the Telecom equipment and the Semiconductors which are soft the semiconductor is soft, but so far as the telecom OEM is concerned it has nothing to do with the market it was to do with the reorganization of large companies over the last 6 months which took time, and as of now we think that it is settled and we think we can see lot more interactions now visibility of projects, but we think most of that growth would come into second half of the fiscal, and that is about 24% of our business, we think 66% of our business has given us growth in excess of 40% YOY, and in Q1 we have delivered 5.1% sequential growth despite almost about flattish Product Engineering growth which is 34% of our revenue, and the guidance we have given is $777 million which is about 7% sequential, and that is emerging from the fact of the wins that we have seen in the last quarter, for example, the $130 million order that we talked about from the large utility company in United Kingdom, some large wins that we got in the Enterprise Application Services space, the Technology Infrastructure Services space, and many others that we are talking about 10 to 12 large deals we are working on, so all that we have factored into the $777 million with a 7% sequential growth as we are talking about in Q2.
Samad
If I can just confirm that because the line isn’t that good, this reorganization amongst clients in the semiconductor space as you already mentioned that softer than normal market in telecoms and you expect an increase there, that applies to telecom equipment manufactures as well I am assuming.
Suresh Senapaty
That is just a temporary phase I think there is a softness in Semiconductor space and there is a reorganization in the Telecom equipment space.
Samad
Okay.
Suresh Senapaty
But Telecom Service Provider is doing well, it has given us 45% year-on-year in Q1.
Samad
Okay.

Suresh Senapaty
20% sequential growth.
Samad
Okay and you are operating your profits growth was pretty low, is that mainly to do with this issue as well or the rupee appreciation or could you give me a bit of an explanation on that?
Suresh Senapaty
What is it that you have talked about.
Samad
Your operating profit was very, very yeah....
Suresh Senapaty
Profit growth is primarily because of the dip that we saw on account of foreign exchange impact in Q1.
Samad
Primarily it is foreign exchange.
Suresh Senapaty
And also in Q4 of last year we had a tax write back of about Rs. 740 million, if you correct for that then the decline is much more moderate, in the current quarter that is Q1 there are no write backs unlike many other peers had write back, so in our case there is no write back, it is a clear normal tax of about 10.8%.
Samad
Okay and did you mention the utility deal in the UK, is that with an existing client or is that a new deal, it is quite an impressive to signed up for sort of a multi service deal with infrastructure services and others as well.
Suresh Senapaty
Well obviously large deals are also won in the existing accounts, I mean while sometimes it could be completely new account but always in an existing account where you bid because you start with a small positive movement.
Samad
So can I just to recap, by the second half of this year you should be back on sort of can we say normal operating performances as we have seen in previous years?
Suresh Senapaty
Particularly in the product engineering space, yes. In product engineering space we are looking for better recovery in the second half but our financial services, telecom service provider space, and other verticals that we talked about will continue to see us through over a Q2 and rest of the year is concerned including the BPO business which has got a sequential growth of 7.1% that gave us the 40% YOY. So all the practices have grown pretty well 50, 60, and 70%; the telecom and financial services or testing services or package implementation services respectively. And also I could say is that in case of Wipro Infotech which is our Indian IT business the peak is in Q4, Q2 and Q4 are the very good quarters, so from that perspective when you see the change from Q4 to Q1 the profit drop there and that is the traditional, but on the YOY basis it has grown 60 plus and 64%, and that has been a 62% in operating profits.
Samad
Okay, thank you very much.

Thank you.
Moderator
Thanks. We have a question from the line of Anthony Miller with Arete Research. Please go ahead.
Anthony
Good morning gentlemen, I am trying to come back to attrition in this quarter and from 15 to 17, this year you have taking up to 17 to 20, previously we have seen and the highest level you would sustain, can you help us understand to where this extra situation has come from, a particular level of experience, is it coming from a particular service line or a particular vertical, and can you also help us understand why you believe why are you confident that attrition will come down again when the salary increases will be giving next month that are really just in line with the rest of the industry? Thank you.
Pratik Kumar
Anthony, so let me answer your question in three parts. The first one is where exactly are we experiencing attrition? The attrition is largely in the experience band of 1 to 3 years which is fairly typical what we get to see in the industry, more specifically where are we seeing in this certain segments there are certain practices where we get to see the attrition happening more and this is around some of our infrastructure services, enterprise application services where it seems to have peak. To your third part of the question why are we confident, one reason which I had shared in the morning call as well as little while earlier is that we did see a fairly high percentage of people who went for higher education which would not be a factor from Q2 onwards, which gives us a reason to believe that would be out of the way and would help in bringing it down, that is one. The second one is that even though it is just at the same level where our peer companies may have given the increase, if we had not done it that gap would have remained for another quarter and to that extent we would have continued to be vulnerable. So this has helped us in bridging in the gap certainly, so it is a level playing field. Now with all that which I have spoken there is some amount of work which we as manager and leaders will have to do because I would not like to may be park it saying that this is around these regions alone, and I think our leadership is fairly conscious of the fact that there are other opportunities how we could be bringing it down with more intense employee engagement and that is already work in progress which also makes us believe that will also help us in bringing it down.
Anthony
Yeah, if you look at the history between the first quarter and the second quarter in the past couple of years, attrition actually goes up I mean if you say it is due to higher education which of course it is not just Wipro and the others have not been affected largely, but if you ....
Pratik Kumar
Actually, so what we declare as the attrition number is quarterly number which is annualized for the year as against others who do it on the last trailing 12 months, and we believe this is more reflective of where the attritions are. Having said that, yes I mean the reality is percentage attrition figure numbers are about 3 percentage points ahead of where we were in the previous quarter, and the reasons we have analyzed and what we have shared and the actions of something which we are putting in place, so we are hopeful that we should be able to bring it down.
Anthony
Okay, thank you very much.
Pratik Kumar
Yeah.
Moderator
Thank you, and we have a question now from the line of Kanchana with Pacific Crest Securities. Please go ahead.

Kanchana
Fine, thank you, I actually had a follow up question with respect to the engineering services. I was wondering if you could give some color on I mean are you seeing increased competition with the captive R&D centers in India?
Ramesh Emani
I do not see there is any change in terms of the competition we have with the captive R&D centers in India. We have been in sense competing and also working together with them for the past 5 years, so in that sense there is no change. The main change you know again to amplify in terms of the telecom market, what happened is some of our large customers in the telecom market you know essentially some 6 customers give close to 80 to 90% of the business they have gone through a reorganization because of the huge mergers and acquisitions that have happened, wherein that did have an impact in terms of their product plans and their R&D budgets were being rationalized as their products were being rationalized, and that is where we have seen the impact, and now that the M&A have settled well we think we are seeing a change in the scenario.
Kanchana
Okay, one question with respect to the Infrastructure Services and you did mention that if I were to look at it year-on-year it is about 56% growth, but on a sequential basis it is only about 1.5% growth, I was wondering if you could comment on that as to why there is a decline I mean a muted growth in this offering?
Suresh Vaswani
If you really look at the mix of our infrastructure services business, it has a large proportion of annuity business where it also has a fair proportion of system integration business, so this I would say it is pretty much of quarter aberration which is related to some of our projects being completed and therefore there has been a ramp down in terms of execution and completion of some projects. So really the true benchmark is the YOY growth, which I think we have delivered fairly strong performance at 56% YOY growth.
Kanchana
Okay, okay, and one final question with regards to....
Suresh Vaswani
I just also wanted to add one more point, in terms of the solidity of our infrastructure services business and in terms of our range, we have had a strong win largely in infrastructure services space which is a win that was spoken about earlier, you know the UK utilities $130 million 5 year deal, it has been largely an infrastructure deal, it comes under Total Outsourcing offering but really it was led by the infrastructure services piece, there is large portion of infrastructure services in that deal.
Kanchana
Okay that is helpful, and one final question with respect to I guess if I were to look at campus hiring, as we are going back on campus now to hire for fiscal 2009, if only if you could give us any information you know are you looking to hire more people from campus as opposed to laterals for fiscal 2009, any color on that?
Pratik Kumar
Yeah more certainly, so the season has already begun, and to the extent we can gaze at the crystal ball and predict I certainly think that the numbers would be higher than the number we would be having joining this year. It is also part of our own attempt to make sure as the overall employee mix we bring in more people who belong to 0 to 3 years experience, so which currently is at 45%, and we think by end of this fiscal we should be close to about 50 to 51%, and we have enough head space to take it further if we continue to bring in more freshers.
Kanchana

Okay, great.
Moderator
Thanks, and at this time I am showing no further questions. Thank you.
Sridhar Ramasubbu
Thanks, Rajesh, Jatin, Lalith will be available off line to answer any further questions you may have. The digitized replay will be made available at the dial in numbers communicated in our press release as well e-mail. Thank you and good luck.
Moderator
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